ShoulderUp Technology Acquisition Corp.

125 Townpark Drive

Suite 300

Kennesaw, Georgia 30144

November 4, 2024

VIA OVERNIGHT COURIER AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Stacie Gorman Jeffrey Gabor

Re:	ShoulderUp Technology Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed October 24, 2024

File No. 001-41076

Ladies and Gentlemen:

This letter is submitted in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s comment letter dated November 1, 2024 (the “Comment Letter”), in respect of ShoulderUp Technology Acquisition Corp.’s (“we”, “us”, “our” or the “Company”) Preliminary Proxy Statement on Schedule 14A, filed with the Commission on October 24, 2024 (the “Proxy Statment”).

The responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the comment number set forth in the Comment Letter. For your convenience, the comments have been reproduced below, together with our responses.

In addition, the Company has revised the Proxy Statement in response to the Staff’s comments and is filing an amendment to the Proxy Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Company’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Preliminary Proxy Statement on Schedule 14A

General

1.

Staff’s comment: We note that your shares were delisted from the NYSE on December 29, 2023, and that you became quoted on the OTC Market Group pink sheets on March 6, 2024. We also note your disclosure references that you are listed on the NYSE. Please revise throughout to clarify that you are quoted on the pink sheets of OTC Market Group Inc. Further, please add disclosure, including risk factor disclosure, to address the consequences of being delisted, including that your stock may be determined to be a penny stock and the consequences of that designation, that you may no longer be attractive as a merger partner because you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, any impact on the market for your securities including demand and overall liquidity for your securities, and any impact on securities holders due to your securities no longer being considered “covered securities.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Letter to Stockholders, Notice of Special Meeting of Stockholders and on pages 3, 4, 5, 10, 23, 24 and 25 of the Amendment.

* * *

We hope that the foregoing responses address the issues raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact Penny Minna at (410) 580-4228 should you have any questions concerning this letter or require further information.

Very truly yours,

/s/ Phyllis Newhouse
Phyllis Newhouse
Chief Executive Officer
ShoulderUp Technology Acquisition Corp.

cc:	Penny Minna, Esq.

DLA Piper LLP (US)

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